legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE, LLM JOHN CACOMANOLIS, ESQUIRE MARC S. WOOLF, ESQUIRE	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: CRAIG D. LINDER, ESQUIRE PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE	Email: lrothstein@legalandcompliance.com

July 7, 2017

VIA ELECTRONIC EDGAR FILING

Katherine Wray

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Chron Organization, Inc. (formerly South American Properties, Inc.)
Amendment No. 3 to Form 10-12G
Filed June 16, 2017
File No. 000-55771

Dear Ms. Wray:

The Chron Organization, Inc. (the “Company”) seeks to amend its registration statement on Form 10-12G/A (Amendment No. 3) (the “Registration Statement”) filed with the SEC on June 20, 2017 in order to (i) include in auditors opinion and Note 2 to such financial statements, additional disclosure regarding its adoption of ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) as orally requested by the staff, and (ii) to provide disclosure regarding certain recent sales of the Company’s unregistered securities.

We appreciate the staff pointing out the matters related to ASU No. 2014-15.

If the staff has any comments regarding Amendment No. 4 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832